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                                                                 Exhibit (e)(16)

                                         Corporate Vice President
                                         and General Counsel

[NORTHROP GRUMMAN LOGO]                  Northrop Grumman Corporation
                                         1840 Century Park East
                                         Los Angeles, California 90067-2199
                                         Telephone 310-201-3418


                                January 31, 2001


Dr. Ronald D. Sugar
518 Lakeview Canyon Road
Westlake Village, California 91362


Dear Ron:

          As you know, Litton Industries, Inc. ("Litton") and Northrop Grumman Corporation ("Northrop Grumman") have amended the terms of the transaction whereby Northrop Grumman intends to acquire Litton. The Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement"), dated as of January 23, 2001, among Litton, Northrop Grumman, NNG, Inc. ("NNG") and LII Acquisition Corp. ("Acquisition I"), provides that immediately prior to the consummation of NNG's exchange offer, NGC Acquisition Corp., a wholly-owned subsidiary of NNG, will merge with and into Northrop Grumman, with Northrop Grumman continuing as the surviving corporation. As a result of this merger, Northrop Grumman will become a wholly-owned subsidiary of NNG, and will be renamed as "Northrop Grumman Operating Corporation" and NNG will be renamed as "Northrop Grumman Corporation." Further, the directors and officers of Northrop Grumman in office immediately before the merger will become the directors and officers of the new holding company. The Amended Merger Agreement further provides that following the consummation of the exchange offer, Acquisition I will be merged with and into Litton, with Litton continuing as the surviving corporation (the "Litton Merger"). As a consequence of this second merger, Litton will become a subsidiary of the new holding company.

          Under the letter agreement dated December 21, 2000 between you and Northrop Grumman (the "Letter Agreement"), we have agreed that, among other things, following the acquisition of Litton by Northrop Grumman, you will be elected as a director and officer of Northrop Grumman Corporation. It has now become necessary to amend the Letter Agreement to reflect the amendment of the original merger agreement, so as to provide that all references to "Northrop Grumman Corporation" and "Northrop Grumman" in the Letter Agreement shall be deemed to refer, after the consummation of the transactions contemplated by the Amended Merger Agreement, to NNG under its new name of "Northrop Grumman Corporation." This means, among other things, that you will be named as an officer and director of Northrop Grumman Corporation (formerly NNG), as of the effective date of the Litton Merger, as
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indicated in the Letter Agreement. Except as modified by this letter, all of the terms of the Letter Agreement remain unmodified.

          If you agree with the foregoing, please sign the enclosed copy of this letter in the space provided and return it to me.

                                            Very truly yours,


                                            /s/ W. Burks Terry
                                            -------------------
                                            W. Burks Terry



Agreed to and accepted:


  /s/ Ronald D. Sugar
----------------------
Date: Jan. 31, 2001